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                             December 7, 2021

       Brian Mueller
       Executive Vice President, Chief Financial Officer
       Biomarin Pharmaceutical, Inc.
       770 Lindaro Street
       San Rafael, California 94901

                                                        Re: Biomarin
Pharmaceutical, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 000-26727

       Dear Mr. Mueller:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020 filed February 26, 2021

       Notes to Consolidated Financial Statements
       (18) Income Taxes, page 128

   1. In 2020, you completed an intra-entity transfer of intellectual property rights to an Irish subsidiary that
resulted in a $835.1 tax benefit. Please explain your basis for not recognizing a
corresponding US taxable gain in 2020 and the expected US tax impact in future periods. Refer
us to the technical guidance upon which you relied. In addition, describe and quantify
the methods and key assumptions used to determine the fair value of these transferred
intellectual property rights. Revise your disclosures accordingly.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brian Mueller
Biomarin Pharmaceutical, Inc.
December 7, 2021
Page 2

       You may contact Frank Wyman at 202-551-3660 or Dan Gordon at 202-551-3486 with any questions.



FirstName LastNameBrian Mueller                       Sincerely,
Comapany NameBiomarin Pharmaceutical, Inc.
                                                      Division of Corporation
Finance
December 7, 2021 Page 2                               Office of Life Sciences
FirstName LastName